

June 27, 2013

<u>Via E-mail</u>
Nelson José Jamel
Chief Financial Officer
Ambev S.A.
Rua Dr. Renato Paes de Barros, 1017, 3rd Floor
04530-001, São Paulo, SP, Brazil

      Re: Ambev S.A.
              Amendment No. 2 to Draft Registration Statement on Form F-4
              Submitted June 20, 2013
              File No. 377-00131
              CIK No. 0001565025

Dear Mr. Jamel:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>Questions and Answers About the Stock Swap merger, page 1</u>

1. Please clarify when the Contribution, discussed on page 2, occurred.

<u>Newbev Unaudited Pro Forma Condensed Consolidated Financial Information under IFRS, page 38</u>

<u>3. Unaudited Proforma Income Statement Adjustments, page 44</u>

<u>iv) Earnings per share, page 45</u>

<u>Consolidated Pro Forma, page 45</u>

2. We note your disclosure that the Stock Swap Merger would result in a total number of 15,659,436,120 thousand of shares of Newbev common stock being outstanding. It appears to us the total number of shares disclosed here should be revised to 15,659,436 thousand of shares or 15,659,436,120 shares. Please revise or advise.

<u>Tax Considerations, page 117</u>

<u>Material U.S. Federal Income Tax Considerations, page 117</u>

<u>The Proposed Stock Swap Merger, page 119</u>

<u>Tax Treatment of the Proposed Stock Swap Merger, page 119</u>

3. Please revise the tax opinions filed as exhibit 8.1 and 8.2 to clearly state that the disclosure in the tax consequences section of the prospectus is the opinion of the named counsel. Similarly, the disclosure in the prospectus should clearly identify and articulate the opinion being rendered. Currently, the disclosure on page 103 states that the transaction should qualify as a tax free exchange; however, such statement is not clearly identified as the opinion and is not attributed to named counsel. Please expand upon the statement regarding conflicting case law. Please add a risk factor regarding the uncertainty of the tax treatment of this transaction. Lastly, please add a cross reference to page 25 to reflect where a more detailed discussion of the doubt concerning the opinion is located.

Combined financial statements of ABI's interests in Ambev S.A. and Ambev, page F-25

Notes to Ambev S.A. Predecessor Financial Statements, page F-32

1. Corporate information, page F-33

(c) Basis of Presentation of the Predecessor Financial Statements, page F-34

4. We are continuing to evaluate your responses dated May 21, 2013 and June 26, 2013 to our prior comment 20 of our letter dated April 16, 2013 and the related issues. We may have further comments upon completion of our review.

Share Ownership, page A-91

5. We reissue comment 23 from our April 16, 2013 letter. Please make clear the portion of each class of securities held in the United States and state the number of United States record holders. See Item 7.A.2 of Form 20-F.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Jamie Kessel, at (202) 551-3727, or Raj Rajan, at (202) 551-3388, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, at (202) 551-3329, or Pamela Howell, at (202) 551-3357, with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc: Kevin W. Kelley, Esq.